                                                           Exhibit 1A5(d)

                                                                         NEV-83

Rider:  Level Term Insurance

The Company agrees that if the Insured dies while this Rider is in force, the policy proceeds will be increased by the amount of Level Term Insurance shown in the Policy Schedule. (See Section 1 of the Policy.)

Premiums For This Rider
Premiums for this Rider are due with the premiums for the Policy. The annual premium for the first rider year is shown in the Policy Schedule. The guaranteed maximum annual premiums for each $1,000 of Level Term Insurance for later rider years are in the following Table. No premium will be due or payable for the Rider for any period after the death of the Insured or the termination of the Rider.

Date of Issue
The Date of Issue of this Rider is the same as the Date of Issue of the Policy unless a later Date of Issue is shown for the Rider in the Policy Schedule. Rider years will coincide with policy years. If this Rider is issued after the Date of Issue of the Policy, the first rider year will begin on the policy anniversary on or next following the Date of Issue of the Rider. The term insurance provided by this Rider will be in force from the Date of Issue of the Rider. The effective date of this Rider is its Date of Issue.

Not Contestable After Two Years
This Rider will not be contestable after it has been in force during the life of the Insured for two years from its Date of Issue.

Suicide Within Two Years
If the Insured dies by suicide while sane or insane within two years from the Date of Issue of this Rider: the amount of Level Term Insurance will not be paid; and the amount payable under the Rider will be limited to the premiums paid for the Rider.

Contract
A copy of the application for this Rider is attached to and made a part of the Rider. This Rider is made a part of the Policy to which it is attached if the Rider is listed in the Policy Schedule. This Rider has no cash value.

Exchange Option
The Owner may exchange this Rider for a new policy before the policy anniversary which occurs five years prior to the Expiry Date, but not beyond the Insured's age 75. The new policy will be issued:

 .    Without proof that the Insured is insurable;

 .    With a Face Amount equal to the amount of term insurance then provided by this Rider;

 .    With the same Insured and underwriting class as this Rider;

 .    With a current Policy Date and Age of Insured;

 .    On any plan of Variable Life insurance issued by the Company on the Policy
     Date of the new policy;

 .    On a policy form and at premium rates in use by the Company on the Policy
     Date of the new policy; and

 .    Subject to any assignments and limitations to which this Rider is subject, and to the exchange cost described below.

The exchange is subject to payment of the first premium for the new policy .

Exchange With Waiver of Premiums Rider
Upon exchange if this Policy has a rider for Waiver of Premiums for disability, the new policy can have a similar Waiver of Premiums rider, but only if the new policy is not a single premium plan. If the person insured under the Waiver of Premiums rider is disabled at the time of the exchange, premiums for the new policy will be waived as if the rider had been in force at the start of the disability.

Automatic Exchange With Waiver of Premiums Rider
At the Expiry Date of this Rider, if premiums are being waived under a rider for Waiver of Premiums for disability, then an automatic Current Date Exchange will be made. The new policy will be on the plan being issued by the Company which is most similar to the plan on which this Policy is written. A similar Waiver of Premiums rider will be attached to the new policy. Premiums for the new policy will be waived as if the rider had been in force when the disability started.

Termination
This Rider will terminate upon the earliest of: (a) the end of the grace period of any unpaid premium for the Policy or for the Rider; (b) termination or maturity of the Policy other than by death; (c) request by the Owner to continue the Policy in force under a lapse option; (d) exchange of the Rider for a new policy; (e) receipt at the Administrative Office of the Company of written election signed by the Owner of the Policy to terminate the Rider; and (f) the end of the Expiry Date shown for the Rider in the Policy Schedule.

New England Variable Life Insurance Company
Administrative Office:
501 Boylston Street, Boston, Massachusetts



/s/                         /s/
Robert A. Shafto                 Edward N. Wadsworth
President                   Secretary


Table of Guaranteed Maximum Annual Premiums Per $1 ,000 of Level Term Insurance




                   Age      Annual        Age       Annual
                             Rate                    Rate
                    35       2.87          70        54.48
                    36       3.01          71        59.09
                    37       3.17          72        64.33
                    38       3.36          73        70.23
                    39       3.60          74        76.66
                    40       3.94          75        83.77
                    41       4.34          76        91.10
                    42       4.75          77        98.52
                    43       5.22          78       105.91
                    44       5.71          79       113.49
                    45       6.27          80       121.59
                    46       6.83          81       130.41
                    47       7.44          82       140.20
                    48       8.20          83       151.03
                    49       9.06          84       162.49
                    50      10.03          85       174.76
                    51      11.07          86       189.48
                    52      12.19          87       204.46
                    53      13.40          88       219.36
                    54      14.71          89       233.32
                    55      16.12
                    56      17.62
                    57      19.21
                    58      20.90
                    59      22.76

               60     24.75
               61     26.64
               62     28.79
               63     31.12
               64     33.59
               65     36.29
               66     39.57
               67     43.01
               68     46.55
               69     50.32


Edward N. Wadsworth
/s/
Secretary

                                                              Exhibit 1A5(d)

                                                                      NEV-311-92

Endorsement

As of the Date of Issue of this Policy, the following provision is added to the Exchange of Policy section of the Policy.

Exchange of Policy for Term Insurance

You can exchange this Policy. if it is not lapsed, for a policy which provides fixed benefit term insurance if:

 .    The Policy is in force under a Corporate Plan of Deferred Compensation;

 .    The purchase of insurance under the Plan was not at the option of the
     Insured; and

 .    The exchange is made within three years of the Date of Issue of the Policy.

The new policy: will be issued by New England Mutual Life Insurance Company; will have the same Insured, Age, Policy Date. and Face Amount as this Policy; and will be on a plan agreed to by New England Mutual Life Insurance Company. The exchange will be subject to: application to change the Policy; and proof that the Insured is then insurable. An exchange credit will be paid to you; the credit will be quoted by the Company on request.

A detailed statement of the method of computing the exchange credit has been filed with the Insurance Department of the state in which the Policy is delivered.

If you surrender this Policy for its Net Cash Value at a time when this Exchange of Policy for Term Insurance would have been available, the Company will automatically pay an amount equal to the exchange credit in lieu of the Net Cash Value if the Company determines that the exchange credit would be greater.

New England Variable Life Insurance Company
Administrative Office:
501 Boylston Street, Boston, Massachusetts


Robert A. Shafto                 Edward N. Wadsworth
/s/                              /s/
President                        Secretary